RMS



17018263


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
REGISTRATIONS BRANCH

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44352

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 06/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ONYX PARTNERS, INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3605 S. TOWN CENTER DRIVE, SUITE A
(No. and Street)

LAS VEGAS	NV	89135
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CATHY DANIELS — (702)880.0005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS, LLP
(Name – *if individual, state last, first, middle name*)

8750 N. CENTRAL EXPRESSWAY, SUITE 300	DALLAS	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aub

OATH OR AFFIRMATION

I, ANDREW J. ASTRACHAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ONYX PARTNERS, INCORPORATED, as of JUNE 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CATHY M. DANIELS
Notary Public - California
Los Angeles County
Commission # 2160713
My Comm. Expires Jul 23, 2020

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ONYX PARTNERS, INCORPORATED
(SEC Identification No. 8-44352)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND FINANCIAL STATEMENTS WITH SUPPLEMENTARY INFORMATION

June 30, 2017

ONYX PARTNERS, INCORPORATED

Table of Contents


MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Onyx Partners, Incorporated

We have audited the accompanying financial statement of Onyx Partners, Incorporated (the Company) which comprises the statement of financial condition as of June 30, 2017, and the related notes to the financial statement. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Onyx Partners, Incorporated as of June 30, 2017 in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Dallas, Texas
August 24, 2017

CONFIDENTIAL

ONYX PARTNERS, INCORPORATED
STATEMENT OF FINANCIAL CONDITION

	June 30, 2017
ASSETS	
Cash and cash equivalents	$ 400,594
Prepaid insurance	2,299
Property and equipment, net	2,276
Total assets	$ 405,169
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable	$ 110
Total liabilities	110
Commitments (Note 3)	
Stockholder's equity	
Common stock; no par value; 100,000 shares authorized, 2,000 shares issued outstanding	137,000
Additional paid in capital	1,875,504
Accumulated deficit	(1,607,445)
Total stockholder's equity	405,059
Total liabilities and stockholder's equity	$ 405,169

The accompanying notes are an integral part of these financial statements.

ONYX PARTNERS, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2017

NOTE 1 – ORGANIZATION

Onyx Partners, Incorporated, a California corporation, was formed in August 1990 and was granted its registration as a broker-dealer in securities under the Securities Exchange Act of 1934 in December 1991. Onyx Partners, Incorporated (the "Company" or "Onyx") became qualified as a broker-dealer with the National Association of Securities Dealers (now known as the Financial Industry Regulatory Authority (FINRA)) in May 1993.

In connection with its activities as a broker-dealer, the Company intends to hold no funds or securities for customers, and does not intend to execute or clear customer transactions. Accordingly, it is exempt from provisions of SEC Rule 15c3-3 relating to the physical possession or control of such funds or securities.

The Company is also a registered investment adviser with the California Department of Corporations. For investment adviser purposes, the Company itself holds no funds or securities for customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Definition of Fiscal Year:

The Company's fiscal year end is June 30.

Cash and Cash Equivalents:

Cash equivalents consist of highly liquid investments with maturities of three months or less from the date of acquisition. Cash and cash equivalents are on deposit with financial institutions without restrictions.

Fair Value:

The fair value of financial instruments, including cash and cash equivalents and accounts payable, approximate carrying value, principally because of the short maturity of those items.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from these estimates.

Concentration of Credit Risk:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash. The Company maintains cash balances at financial institutions that may, at times, exceed amounts insured by the Federal Deposit Insurance Corporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition:

Revenue is recognized when earned and realization is reasonably assured.

Property and Equipment:

Property and equipment are stated at cost less accumulated depreciation. Property and equipment are depreciated over the estimated useful lives of the assets on a straight line basis. Estimated useful lives of the assets are between three to five years.

Property and equipment as of June 30, 2017 consisted of the following:

Furniture and equipment	$ 7,047
Vehicle	74,617
Less accumulated depreciation	(79,388)
Total property and equipment	$ 2,276

Income Taxes:

The Company applies the Income Taxes Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") relating to accounting for uncertain tax positions. The Income Taxes Topic establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise's activities during the current and preceding years. It requires deferred tax assets be recognized for temporary differences that will result in deductible amounts in future years and for carry forwards. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company's policy for interest and penalties related to uncertain tax positions is to classify them in the financial statements as interest expense.

Subsequent Events:

Subsequent events are events or transactions that occur after the balance sheet date but before the date the financial statements are available to be issued. Subsequent events that provide additional evidence about conditions that existed at the balance sheet date are considered in the preparation of the financial statements presented herein. Subsequent events that occur after the balance sheet date that do not provide evidence about the conditions that existed as of the balance sheet date are considered for disclosure based upon their significance in relation to the financial statements taken as a whole.

NOTE 3 – LEASE COMMITMENTS

Beginning January 1, 2013 the Company entered into a one-year lease agreement for office space at a cost of $320 per month. Since the lease expired on December 31, 2013, the Company has leased the same space on a month-to-month basis.

NOTE 4 – CAPITAL CONTRIBUTIONS

The sole stockholder of the Company, Andrew J. Astrachan, made capital contributions in the amount of $500,000 during the fiscal year ended June 30, 2017. As capital may be necessary, Andrew Astrachan will fund the Company.

NOTE 5 – INCOME TAXES

The Company has losses carried forward for income tax purposes through June 30, 2017. The Company paid $800 of California state income taxes for the year ending June 30, 2017. After consideration of the state taxes paid and valuation allowance recorded on the deferred tax assets generated, there were no material reconciling differences between the statutory rate of 34% and the Company's effective tax rate for the year ended June 30, 2017. The differences between the tax basis of assets and liabilities and their financial statement amounts are reflected as deferred income tax assets or liabilities using enacted tax rates.

There are no current or deferred tax expenses for the period ended June 30, 2017 due to the Company's loss position, other than the $800 paid to California for state income taxes during the year ended June 30, 2017. The Company has fully reserved for any benefits of these losses. The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as deferred tax assets or liabilities. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carry forward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes at June 30, 2017.

As of June 30, 2017, there is no accrued interest or penalties recorded in the financial statements. The Company's federal tax filings remain subject to examination by the federal taxing authorities for years 2012 through the present.

The composition of the Company's deferred tax assets at June 30, 2017 is as follows:

Net operating loss carryforwards	$ 1,913,915
Statutory federal income tax rate	34%
Deferred tax asset	(650,731)
Less: Valuation allowance	650,731
Net deferred tax asset	$ --

NOTE 5 – INCOME TAXES (continued)

At June 30, 2017, the Company has a tax net operating loss carryforwards of approximately $1,913,915 available to offset future taxable income. At June 30, 2017, the amounts and expiration dates of these carryforwards is as follows:

Years Ended June 30,	Expires		Amount
2007	2027	$	86,494
2008	2028		139,076
2009	2029		126,220
2010	2030		176,998
2011	2031		177,420
2012	2032		199,216
2013	2033		82,162
2014	2034		132,745
2015	2035		219,750
2016	2036		210,291
2017	2037		363,543
		$	1,913,915

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of no less than the greater of $100,000 or 6.667% of aggregate indebtedness and a maximum ratio aggregate indebtedness to net capital of 12 to 1. Also in accordance with the Securities and Exchange Commission Uniform Net Capital Rule 17a-11, the Company must maintain 120% of its minimum net capital requirement. At June 30, 2017, the Company has net capital, as defined, of $400,484 which was in excess of its required net capital by $300,484. The Company's ratio of aggregate indebtedness to net capital at June 30, 2017 was 0.0003 to 1 (see Schedule I in Supplementary Information).